Tesla Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents urge you to vote FOR the stockholder proposal requesting reporting on the impact of employee arbitration on workplace culture, Proposal Seven, at the Tesla Annual Meeting of Shareholders on October 7, 2021.

SUMMARY OF THE PROPOSAL

The resolution requests that Tesla’s Board of Directors oversee the preparation of a public report on the impact of the use of mandatory arbitration on Tesla’s employees and workplace culture. The report should evaluate the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress should harassment and discrimination occur.

A number of studies have found significant share value benefits associated with diverse, equitable and inclusive workplaces. Conversely, harms that harassment and discrimination may bring to a company include legal, brand, financial, and human capital risk. Companies may experience reduced morale, lost productivity, absenteeism, and challenges in attracting and retaining talent.

The use of mandatory arbitration provisions limits employees’ remedies for wrongdoing, precludes employees from suing in court when discrimination and harassment occur, and can keep underlying facts, misconduct or case outcomes secret and thereby prevent employees from learning about and acting on shared concerns. Given these factors, legislators have looked to ban or restrict the use of such provisions when harassment or discrimination has occurred.

A number of companies have stopped requiring employees to arbitrate discrimination claims. The use of arbitration agreements at Tesla is of particular concern, as the company has faced serious allegations of sexual and racial harassment and discrimination.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	Companies benefit from diverse and inclusive workplaces
2)	The use of arbitration is at odds with strong diversity and inclusion programs
3)	Tesla’s use of arbitration keeps important information from investors
4)	Tesla’s use of arbitration may provide a false sense of security to the company

5)	Tesla employees have alleged harassment and discrimination on the basis of race and gender
6)	Broad concerns exist around Tesla’s workplace practices
7)	Tesla is increasingly an outlier from its peers

Companies benefit from diverse and inclusive workplaces

Multiple data points indicate that companies with diverse teams are better-managed, have stronger long-term growth prospects, and may enjoy higher share value. These studies include:

●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[1]
●	McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21 percent more likely to have above average profitability, compared to those companies in the bottom quarter. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform industry peers on profitability than companies in the bottom quartile.[2]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8% percent higher than the 20 least-diverse companies.[3]

Identified benefits of diverse teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, more informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.4

Of particular relevance to Tesla, a strong link seems to exist between diversity and innovation revenue. BCG has found that, after surveying 1700 companies, companies with above-average diversity produced significantly greater percentages of revenue from products or services launched within the last 3 years than those with below-average diversity. 5 BCG has also found that companies with above-average diversity had EBIT margins nine percentage points higher than those with below-average diversity.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

_____________________________

1 https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

2 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

3 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

4 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

5 https://www.forbes.com/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/

6 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

The use of arbitration is at odds with strong diversity and inclusion programs

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”9

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the Equal Employment Opportunity Commission (EEOC), the U.S. Government Accountability Office and FINRA. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.” 10

Tesla’s use of arbitration keeps important information from investors

A company’s use of arbitration restricts investors’ ability to understand true workplace conditions in a number of ways. Arbitral decisions, unlike those issued by a judge, are not published. Judicial opinions recount the factual basis of disputes and the legal analysis upon which their decisions are based. Pleadings filed by the litigants are made public and contain factual allegations that investors may independently analyze. In contrast, most arbitral decisions are known only to the parties or released by decision of the arbitrator, not at the option of the affected employee. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name.

Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration allows a company significantly greater control over the information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

_____________________________

9 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

10 https://time.com/4540111/arbitration-clauses-sexual-harassment/#:~:text=%E2%80%9CThe%20EEOC's%20stance%20has%20always,%2C%E2%80%9D%20says%20 the%20EEOC's%20Mastroianni.&text=The%20arbitration%20system%20has%20expanded,many%20argue%20are%20good%20reasons

Tesla’s use of arbitration may provide a false sense of security to the company

A 2018 study from Cynthia L. Estlund at the New York University School of Law, looking at the total number of claims brought into the courts relative to the number brought to arbitration, estimates that employment-related claims in arbitration should have numbered between 515,000 and 722,000 in 2016. Only 5,126 arbitration claims were found, which suggests that only a relative few employees believe that bringing a case forward through arbitration is worth the expense, strain or risk. The author of the study concluded that the asymmetrical power relationship between employee and employer, arbitrator bias in favor of employers, and limited odds of success “have made arbitration so inhospitable to claimants that they routinely give up their claims.”11

Given these concerns, Tesla’s ongoing use of arbitration creates a risk of a sudden surge of claims against the company, should the law change or a successful workaround be found. When previously-hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as occurred at 21st Century Fox, CBS, Intel, Nike, Texas Instruments, Walt Disney, Wynn Resorts and many others.

The laws that protect arbitration are actively under review at the state and federal level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (FAIR) Act will gain enough support to pass in the Senate. The Act was reintroduced in early 2021 and was passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. Additionally, a number of states, including Maine, New York, and Washington, have been considering whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process.

In addition, enterprising lawyers have also taken to filing arbitration claims en masse, encouraging claimant participation as they would with class action lawsuits. As this occurs, as it did when DoorDash found itself in receipt of 6,000 arbitration claims, a company may face significant costs.12

TESLA, WORKFORCE PRACTICES AND EMPLOYEE ARBITRATION

Tesla employees have alleged harassment and discrimination on the basis of race and gender

Many employees have come forward with allegations of harassment and discrimination at Tesla. While the company disputes these allegations on various grounds, the pattern of allegations is difficult for reasonable investors to ignore. These include:

1)	Since 2018, over 100 people have requested the right to sue Tesla in California for “discriminatory reasons related to race, national ancestry, skin color, gender, age, disability, or other factors related to family and medical leave.” In order for an employee to sue for employment discrimination in California, its Department of Fair Employment and Housing must provide the "right to sue." This “right to sue” does not allow an employee to circumvent his/her arbitration agreement. However, a number of Tesla contractors had, historically, not been asked to sign arbitration agreements.[13]

_____________________________

11 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3111826

12 https://www.nytimes.com/2020/04/06/business/arbitration-overload.html

13 https://www.protocol.com/workplace/tesla-fremont-racism-discrimination, https://www.inputmag.com/culture/tesla-fremont-employees-allege-widespread-racism-on-the-factory-floor

2)	In August 2021, Melvin Berry was awarded nearly $1 million through an arbitration proceeding. He alleged that his supervisors did not intervene despite his being subjected to racial slurs and that he was retaliated against when he raised his concerns. The arbitrator’s decision was revealed when Mr. Berry’s attorney filed a petition in court to enforce the order.[14]
3)	In May 2019, a California appellate court denied Tesla’s motion to compel former employee Marcel Vaughn to arbitrate his racial discrimination claims, on the ground that he had not signed his offer letter containing the arbitration provision. Mr. Vaughn alleged that he experienced an “intimidating, hostile, and offensive work environment for African-American employees.”[15] In March 2021, in association with this suit, 103 former Tesla employees submitted declarations alleging discrimination on the basis of race at Tesla. Allegations include being called the N-word, with the Tesla’s Fremont factory referred to as “the Plantation” and the Black employees there as “cotton workers” as well as the presence of swastikas and other Nazi symbols. Allegations also include discrimination in obtaining promotions and in the type of work assigned to employees, as well as a disinterested response from the company’s Human Resources group. The suit is ongoing.
4)	In November 2019, WIVB4, a local news station in Buffalo, reported that six African American and Latino Tesla workers had reported racist experiences in Tesla’s Buffalo plant. As of February 2020, WIVB4 reported that it was aware of twelve employees who had inquired about filing complaints with the EEOC and the state Division of Human Rights, alleging a racist, hostile work environment. In interviews, however, employees spoke anonymously, citing fears of retaliation from the company.[16]
5)	Temporary workers hired through third-party staffing agencies, Owen and Demetric Diaz, filed a lawsuit alleging discrimination and harassment in 2017 at Tesla. Allegations include that supervisors called them racial slurs, that swastikas were drawn in the bathroom, and racist caricatures drawn at their work stations. When concerns were raised to a supervisor, it is alleged that the response was, “We’re just playing, why do you people take things so hard?”[17] The trial is scheduled to begin in September 2021, as Tesla was unable to compel arbitration of these contract workers.[18]

_____________________________

14 https://www.theverge.com/2021/8/5/22611725/tesla-paid-1-million-black-former-employee-racist-slur

15 https://www.civilrightsca.com/wp-content/uploads/2017/11/2017-11-13-Complaint-File-Stamped-Copy.pdf

16 https://www.wivb.com/news/more-former-tesla-workers-confirm-hostile-workplace-at-buffalo-facility/

17 https://www.latimes.com/business/la-fi-tesla-racism-lawsuit-20180412-story.html

18 https://www.cbsnews.com/news/tesla-million-melvin-berry-fremont-california-n-word-racial-discrimination/

6)	In 2017, AJ Vandermeyden alleged that she experienced harassment and discrimination as an engineer at Tesla’s Fremont plant. According to Ms. Vendermeyden, a part of the factory was known to women as the “predator zone.” While Tesla stated that it investigated Ms. Vandermeyden’s claims and found them baseless, when Ms. Vandermeyden filed a lawsuit, Tesla successfully filed a motion for arbitration, preventing it from going to court.[19] Ms. Vendermeyden was eventually fired from Tesla. Tesla told The Guardian that Ms. Vendermeyden was fired for “falsely attacking our company in the press.”[20]
7)	In 2017, DeWitt Lambert alleged that he experienced harassment and violent threats while working at Tesla’s Fremont, California. His allegation included recordings of co-workers stating “N***, we take your ass home, n***. Shred you up in pieces, n***. Cut you up, n***. Send your ass so everyone in yo family so everybody can have a piece of you, n***.”[21] In March of that year, Tesla general counsel Todd Maron wrote to Mr. Lambert’s lawyers: “In terms of settlement, we are willing to pay Mr. Lambert [redacted], but only if we are to resolve this matter before there is media attention, preferably within the next few hours.” He also wrote, “If there is media attention first, there will be no deal.”[22] Mr. Lambert’s case was heard in arbitration and Mr. Lambert was fired from Tesla. The company said that it had discovered problems with his conduct and work history.[23]

Investors do not know how many employees have raised concerns about Tesla’s workplace practices that were addressed only in arbitration, nor whether any employees accepted payment in exchange for silence as the offer in the 2017 Lambert example implied.

Broad concerns exist around Tesla’s workplace practices

Research from pwc has shown that leadership engagement is one of the four core pillars of an effective diversity and inclusion program.24 Over 900 CEOs have signed the CEO Action for Diversity & Inclusion™ pledge, to act on supporting more inclusive workplaces.25

In contrast, in May 2017, shortly after employees publicized allegations of harassment and discrimination, Tesla CEO Elon Musk sent a company-wide email, which was later posted on the Tesla website. It stated that employees should never “intentionally allow someone to feel excluded, uncomfortable, or unfairly treated. Sometimes these things happen unintentionally, in which case you should apologize.” The paragraph following this stated, “In fairness, if someone is a jerk to you, but sincerely apologizes, it is important to be thick-skinned and accept that apology. If you are part of a less represented group, you don’t get a free pass on being a jerk yourself.”26 This statement asking that employees be “thick-skinned” has elicited controversy and is viewed by some as dismissive of employees’ concerns.

_____________________________

19 https://www.vice.com/en/article/ywnzmj/how-arbitration-clauses-silence-women-speaking-out-about-harassment

20 https://www.theguardian.com/technology/2017/jul/05/tesla-sexual-harassment-discrimination-engineer-fired?CMP=share_btn_tw

21 https://markets.businessinsider.com/news/stocks/california-civil-rights-law-group-files-lawsuit-against-tesla-motors-inc-after-oakland-man-endured-months-of-racial-

discrimination-sexual-harassment-and-violent-threats-from-co-workers-1001871775

22 https://www.theguardian.com/technology/2018/apr/12/tesla-media-strategy-discrimination-car-crash

23 https://www.protocol.com/tesla-racism-claims-arbitration

24 https://www.pwc.com/gx/en/services/people-organisation/global-diversity-and-inclusion-survey.html

25 https://www.ceoaction.com/

26 https://www.tesla.com/blog/hotbed-misinformation

In addition, on May 17, 2020, Mr. Musk tweeted “Take the red pill” followed by an image of a rose. The concept of the “red pill" is strongly associated with anti-feminist and racist forums, movements and memes on the Reddit and 4chan message Boards.27

In June 2019, Tesla’s head of diversity left the company after a tenure of less than two years.

The diversity and harassment issues discussed above may also be indicative of broader ESG and human capital management challenges at the Company; here too, Tesla’s arbitration requirement may be reducing investors' understanding of true workplace conditions. For instance, a 2019 report by Forbes found that, between 2014 -2018, California Occupational Safety and Health Administration (OSHA) inspectors issued $236,730 in fines for 54 violations in the Fremont factory. In contrast, over the same period of time, Forbes states that there were only 18 incidents in aggregate across BMW, Nissan, Toyota, Ford, Honda, GM, Hyundai, Subaru, Kia, and Mercedes-Benz plants. These employers represent almost four times the total number of employees as work in Tesla’s Fremont facility and almost 10 times the production capacity. 28 The Center for Investigative Reporting published an article alleging that Tesla underreports its workplace accidents. 29

Tesla is increasingly an outlier from its peers

Investors may reasonably be concerned that Tesla’s human capital missteps could undercut the company’s reputation and recruitment efforts, impacting long term value. Already, according to LinkedIn research, Tesla’s appeal as an employer is declining. In 2018, the company was ranked fifth on its annual “Where the U.S. Wants to Work” list. In April 2019, the company’s ranking had dropped 11 spaces, ranking 16th, falling behind companies such as Apple, Oracle, Dell and Cisco.30 By 2021, the company no longer appeared on LinkedIn’s list of “best workplaces to grow your career in the U.S.” The revamped methodology recognized companies that Tesla competes with for top talent, such as Amazon, Alphabet, IBM, Apple, General Motors and Raytheon .31

Technology companies, with which Tesla may compete for recruitment and hiring, have moved away from the use of mandatory arbitration, or have never required its use. Adobe, AirBnb, Google, IBM Intel, Microsoft, Salesforce and Uber, among others, have relaxed or do not use these policies.32

ASSESSMENT OF THE BOARD’S STATEMENT OF OPPOSITION

In 2020, a resolution substantively similar to this one received 26.82% support, calculated as votes for divided by votes for plus votes against. Elon Musk holds 17.22% of Tesla’s shares. If his shares are excluded, support for the 2020 proposal is approximately 32%.

_____________________________

27 https://www.nytimes.com/2020/05/19/technology/elon-musk-tesla-red-pill.html

28 https://www.forbes.com/sites/alanohnsman/2019/03/01/tesla-safety-violations-dwarf-big-us-auto-plants-in-aftermath-of-musks-model-3-push/#63fe2d0154ce

29 https://www.revealnews.org/article/tesla-says-its-factory-is-safer-but-it-left-injuries-off-the-books/

30 https://www.linkedin.com/pulse/linkedin-top-companies-2018-where-us-wants-work-now-daniel-roth/, https://www.linkedin.com/pulse/top-companies-2019-where-us-wants-work-now-daniel-roth/

31 https://www.linkedin.com/pulse/top-companies-2021-50-best-workplaces-grow-your-career-us-/

32 https://forcetheissue.org/

The resolution seeks to ensure that the Board has sufficiently evaluated the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress. This assessment falls within the Board’s responsibilities as stated within Tesla’s Corporate Governance Guidelines:

It is the duty of the Board to oversee management’s performance to ensure that Tesla operates in an effective, efficient and ethical manner. Additionally, the Board has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant Board committees. Directors are expected to invest the time and effort necessary to understand Tesla’s business and financial strategies and challenges.33

In the Opposition Statement, Tesla argues: “Tesla’s standard arbitration provision specifically states that the parties are entitled to all remedies available in a court of law. The fact that a claim is not adjudicated by a court or does not have certain procedural aspects does not mean that legal remedies are not available through arbitration.”

Proponent’s Response: An employee being entitled to all remedies available in a court of law is not the same as having access to the court of law. Access to the court of law and to a jury trial appears to be explicitly prohibited to Tesla’s employees who sign an arbitration agreement. In the case of Hidalgo v. Tesla Motors, Inc., where Tesla successfully compelled arbitration, Mr. Hildalgo’s offer letter stated:

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with Tesla, you and Tesla agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to your employment, or the termination of your employment, will be resolved, to the fullest extent permitted by law by binding arbitration per Attachment A, and that you are waiving your right to a jury trial (emphasis in original).

The referenced attachment stated, in part,

[Y]ou and Tesla agree to an arbitration in which: you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration; and b. all disputes between you and the Company shall be fully and finally resolved by binding arbitration that provides for adequate discovery; and c. all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion; and d. Tesla shall pay all arbitration fees in excess of those which would be required if the dispute was filed in a court of law. Nothing in this Agreement is intended to prevent either you or Tesla from obtaining injunctive relief in court.134

In the Opposition Statement, Tesla urges: “Arbitration offers an alternative form of adjudication by an experienced jurist selected with both parties’ participation that is often quicker than trial, especially in jurisdictions where courts are overburdened.” In addition, it states: “The overall expediency benefits both parties with a fair resolution and a speedier return to their respective priorities without miring them in lengthy litigation.”

Proponent’s Response: Tesla does not support its assertion that outcomes are more certain nor does Tesla provide a source for its claim that arbitration is faster and less costly than a court proceeding. The research on this point appears to conflict. For example, in 2019, the U.S. Chamber Institute for Legal Reform found that the median number of days to monetary award is almost identical between litigation (532 days) and arbitration (523 days). The difference in the means is only 16%.35

_____________________________

33 https://ir.tesla.com/static-files/c2ff3fcf-bacd-4d47-87b3-7c22bf79439f

34 https://casetext.com/case/hidalgo-v-tesla-motors-inc?__cf_chl_jschl_tk__=pmd_YjfTxAQAAZixN8dkL3TeHJJEf.1wjZ7ij8Rsga56bPo-1631134757-0-gqNtZGzNAjujcnBszQjR

35 https://instituteforlegalreform.com/research/fairer-faster-better-an-empirical-assessment-of-employment-arbitration/

In the Opposition Statement, Tesla asserts that “the employer bears the burden of paying the entire cost of the proceedings.”

Proponent’s Response: There is reason to believe that Tesla’s representation may be inaccurate as this statement is inconsistent with a publicly-available employee contract with Tesla. Tesla’s offer letter to Mr. Hildago stated, “Tesla shall pay all arbitration fees in excess of those which would be required if the dispute was filed in a court of law.” [emphasis added]. Tesla did not respond to the proponent's request to provide clarification and to verify the accuracy of this language. Arbitration has been shown to provide unfair advantages for “repeat players,”36 as Tesla is. In addition, analysis of state and federal court awards show a significant difference in awards. Although there are other factors that affect outcomes, a study found that the average in damages awarded employees in mandatory arbitration is only 16 percent of damages awarded by the federal courts and 7 percent of awards in state courts.37 However, as the recently decided case of Mr. Berry illustrates, arbitration also exposes a company to some uncertainty in outcomes, as an individual arbitrator is the sole decider and his or her decision may not be appealed.

In the Opposition Statement, Tesla contends: “The proponent also fails to explain how arbitration prevents Tesla employees from learning about shared concerns or reduces willingness to report claims. An employee is free to publicize the results of an arbitration (as long as it excludes any trade secrets or proprietary business information), and to initiate a lawsuit by first filing a complaint in court.”

Proponent’s Response: Should an employee file a complaint in court, that court would compel the underlying claim to arbitration given that the employee had been required to sign an arbitration agreement. It would serve a limited purpose for an employee to file a public lawsuit.

With arbitration, employees do not have access to previous arbitrator decisions, as they do with court cases. They do not know if a problem is pervasive or if they are the only one to experience challenges.

In the Opposition Statement, Tesla writes: “The proponent’s one-size-fits-all goal appears to be that every company simply eliminate employee arbitration.”

Proponent’s Response: There is no “one-size-fits-all” goal, nor does the proponent seek to have each company eliminate employee arbitration.

At times, the use of arbitration may be appropriate. For example, a cruise company with staff from multiple nationalities operating in international waters and with strong union representation might be advantaged by the use of arbitration provisions. In this case, the extensive international exposure and the need to navigate multiple different court systems would create great operational risk and expense. However, even a company in this situation would be well advised to review the workplace culture implications of arbitration’s use and adjust its human capital management program appropriately.

_____________________________

36 https://www.natlawreview.com/article/suspicious-existence-repeat-player-effect-mandatory-arbitration-employment-disputes

37 https://www.epi.org/publication/the-arbitration-epidemic/

In the Opposition Statement, Tesla concludes: “Therefore, we reiterate that Tesla, its employees and its stockholders would be better served by continuing to execute on our mission and tangible workplace goals rather than devote attention and resources to reporting on an issue as to which the proponent has inaccurately characterized the fundamental premise and which is a pretext for its narrowly-focused goal.”

Proponent’s Response: It is the very nature of arbitration, its secrecy and its lack of public content, that makes studies of arbitration-related data challenging to complete. The data is not accessible to researchers. The limitations of the public data set available to investors drive the proposal’s request.

It is essential that the Board seriously assess the implications of Tesla’s use of arbitration. The Board represents the investors in Tesla, not the managers. Investors are not benefited by the ongoing use of a practice that is strongly associated with discriminatory workplaces, obfuscates true workplace conditions, reduces the capabilities of its employees, and carries with it brand, legal and human capital risks.

For questions regarding Proposal Seven, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

__

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card.